ACORN ENERGY, INC.

PROMISSORY NOTE

Montchanin, Delaware
US$ [___________]	August 13, 2008

FOR VALUE RECEIVED, Acorn Energy, Inc., a corporation organized under the laws of Delaware (the “Borrower”), hereby promises to pay to the order of [__________] (the “Holder”) the principal sum of [__________] Dollars (US$[__________]) (the “Principal Amount”), together with interest thereon, in accordance with the provisions of this Note. The Principal Amount, or so much thereof as shall not have been repaid or prepaid pursuant hereto, shall be payable in full, together with all accrued and unpaid interest hereunder, on August 13, 2009 (the “Maturity Date”).

This Note is one of five notes of like tenor (each a “Repayment Note”) issued in connection with a note transfer under that certain Securities Purchase Agreement dated of even date herewith (the “Securities Purchase Agreement”) by and among the Borrower, Coreworx Inc. and the Sellers named in the Securities Purchase Agreement.

The following additional terms shall govern this Note:

ARTICLE 1
PAYMENT RELATED PROVISIONS

1.1. Interest Rate. Simple interest on the unpaid Principal Amount shall accrue from the date hereof until the Principal Amount is repaid or prepaid in full at a rate per annum equal to eight percent (8.0%) and shall be due and payable quarterly in arrears on each of November 13, 2008, February 13, 2009, May 13, 2009 and on the Maturity Date, accelerated or otherwise. If interest or principal of this Note shall not be paid when due, whether at stated maturity, by acceleration or otherwise, the outstanding principal shall bear interest to the extent permitted by applicable law, at a rate per annum equal to twelve percent (12%) during the period from the date of such default in payment to the date such overdue payment has been paid. Such interest shall accrue from the date of such default in payment to the date payment of such overdue principal has been made. Interest on overdue principal shall be payable on demand. Interest shall be computed on the basis of the actual number of days elapsed over a year comprised of 365 days.

1.2 Prepayment. Any and all amounts owing under this Note may be prepaid in whole or in part, without penalty.

ARTICLE 2
EVENT OF DEFAULT

The occurrence of any of the following events of default (“Event of Default”) shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, or grace period (except as provided herein), all of which hereby are expressly waived, except as set forth below:

2.1 Failure to Pay Principal or Interest. The Borrower fails to pay any principal or interest hereon when due and such failure continues for a period of ten (10) days after the date the Borrower has received notice of such failure.

2.2 Breach of Covenant. The Borrower breaches any material covenant or other term or condition of this Note in any material respect and such breach, if capable of cure, continues for a period of twenty (20) days after written notice to the Borrower from the Holder.

2.3 Insolvency Proceeding. If the Borrower shall become insolvent or involved in any liquidation or termination of its business, adjudication as bankrupt, assignment for the benefit of creditors, invoking of the provisions of any law for the relief of debtors, or the filing against it of any similar proceeding; provided however, that with respect to a filing against it, no Event of Default shall arise unless the Borrower fails to have such filing dismissed within sixty (60) days.

2.4 Default on Other Repayment Notes. If an Event of Default has occurred under any other Repayment Note.

2.5 Breach under Securities Purchase Agreement. The Borrower breaches any material covenant or other term or condition of the Securities Purchase Agreement in any material respect and such breach, if capable of cure, continues for a period of twenty (20) days after written notice to the Borrower from the Holder.

ARTICLE 3
MISCELLANEOUS

3.1 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

3.2 Notices, Etc. All notices required or permitted to be given pursuant to this Note shall be given in writing in the English language, shall be transmitted by personal delivery, by registered or certified mail, return receipt requested, postage prepaid, or by overnight mail or by recognized overnight courier, with receipt confirmed, or by facsimile, telecopier or other electronic means. All such notices or communications shall be deemed given when actually delivered by hand, facsimile, telecopier, other electronic means or overnight courier, or, if mailed, five days after deposit in the U.S. or Canadian mail. For the purposes hereof, the address of the Holder shall be as set forth in the books and records of the Borrower. The address of the Borrower shall be 4 W. Rockland Road, Montchanin, Delaware 19710, Attention: Chief Executive Officer. Both the Holder and the Borrower may change the address for notice by service of notice to the other as herein provided.

3.3 Amendment Provision. The term “Note” and all references thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented. This Note may not be amended without the written consent of the Holder.

3.4 Assignability. This Note shall be binding upon the Borrower and its successors and permitted assigns; and shall inure to the benefit of the Holder and its successors and assigns. The Holder may assign this Note to an affiliate.

3.5 Cost of Collection. If an Event of Default occurs in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys’ fees.

3.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law of such state.

3.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

3.8 Currency. All payments of principal and interest in respect of this Note shall be paid in lawful currency of the United States of America, by personal or bank check or by wire transfer to Holder’s account pursuant to wire transfer instructions to be delivered to Borrower.

3.9 Loss of Note.  The Borrower covenants to the Holder that upon receipt of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction, or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Borrower, or in the case of any such mutilation upon surrender and cancellation of such Note, the Borrower will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by a duly authorized officer on the date first above written.

ACORN ENERGY, INC.

By:
Name:	Michael Barth
Title:	Chief Financial Officer